UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number 001-38370

CollPlant Holdings Ltd.

(Exact name of registrant as specified in its charter)

3 Sapir Street, Weizmann Science Park

Ness Ziona 74140, Israel

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7): ☐

As previously disclosed, on November 8, 2017, Collplant Holdings Ltd. (the “Company”) entered into a securities purchase agreement with Meitav Dash Provident Funds and Pension Ltd., or Meitav Dash (the “Meitav Purchase Agreement”), pursuant to which the Company agreed, upon the terms and subject to the conditions of the Meitav Purchase Agreement, to issue and sell to Meitav Dash, in a private placement, certain securities of the Company, in three tranches, as follows: (i) at the first closing, 9,500,000 ordinary shares, for a purchase price of NIS 3,800,000 (approximately $1,076,792), (ii) at the second closing, 2,400,000 ordinary shares for a purchase price of NIS 960,000 (approximately $272,032), provided that Meitav Dash shall not be obligated to buy or hold, immediately following the second closing, 20% or more of our share capital, and (iii) at the third closing for no additional consideration, warrants exercisable into 9,500,000 ordinary shares, and if the second closing has occurred, additional warrants exercisable into 2,400,000 ordinary shares.

Additionally, on November 9, 2017, the Company entered into a securities purchase agreement with Ami Sagi (the “Sagi Purchase Agreement”), pursuant to which the Company agreed, upon the terms and subject to the conditions of the Sagi Purchase Agreement, to issue and sell to Ami Sagi, in a private placement, certain securities of the Company, in two tranches, as follows: (i) at the first closing, 9,300,000 ordinary shares, for a purchase price of NIS 3,720,000 (approximately $1,054,122), and (ii) at the second closing for no additional consideration, warrants exercisable into 9,300,000 ordinary shares.

On December 26, 2017, the Company completed the first and second closings of the Meitav Purchase Agreement which resulted in the issuance to Meitav Dash of an aggregate of 11,900,000 ordinary shares for gross proceeds of NIS 4,760,000 (approximately $1,384,824) and on the same day, the Company completed the first closing of the Sagi Purchase Agreement which resulted in the issuance to Ami Sagi of an aggregate of 9,300,000 ordinary shares for gross proceeds of NIS 3,720,000 (approximately $1,054,122).

On March 7, 2018, the Company completed the third closing of the Meitav Purchase Agreement and the second closing of the Sagi Purchase Agreement which resulted in the issuance to Meitav Dash of a warrant to purchase 11,900,000 ordinary shares represented by 238,000 American Depositary Shares (“ADSs”) and to Ami Sagi of a warrant to purchase 9,300,000 ordinary shares represented by 186,000 ADSs.

The warrants may be exercised for a period of five years from issuance at an exercise price of the US dollar equivalent of NIS 40 per ADS (calculated in accordance with the known representative rate of exchange on the date of the notice of exercise). The warrants are subject to certain anti-dilution adjustments upon certain events, including share splits, share dividends, subsequent right offerings, and fundamental transactions. In addition, pursuant to a side letter, the ordinary shares or ADSs issuable upon exercise of the warrants are subject to full-ratchet anti-dilution protection until the second anniversary of the first closing in the event of certain subsequent equity issuances at a price that is lower than the then applicable per ordinary share purchase price.

The securities above were offered and sold in an offshore transaction in reliance upon an exemption from registration requirements of Regulation S promulgated under the Securities Act of 1933, as amended.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COLLPLANT HOLDINGS LTD.

Date: March 8, 2018	By:	/s/ Eran Rotem
Name: Eran Rotem
Title: Deputy CEO and Chief Financial Officer

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